SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2003

EKSPORTFINANS ASA
(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40 F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

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SIGNATURES
EXHIBIT INDEX
PRESS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 20, 2003	EKSPORTFINANS ASA

	By:	/s/ TOR F. JOHANSEN Name: Tor F. Johansen Title: President and Chief Executive Officer

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EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.

1.	Press Release dated February 20, 2003.	4

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PRESS RELEASE

February 20, 2003

EKSPORTFINANS — 2002 RESULTS

— The demand for loans was brisk in 2002, both from the export industries and the local government sector. However, mainly due to the strong Norwegian krone, the results were lower than in previous years, says Tor F. Johansen, President & CEO of Eksportfinans ASA.

RESULTS
Net income after tax amounted to NOK 208 million, down NOK 41 million on 2001. The US dollar exchange rate against the Norwegian krone affected the results as the margin in dollars was translated at a lower rate than was the case in 2001. NOK 30 million of the decline result from the dollar exchange rate. Added to this, interest rates were lower in 2002. Total assets amounted to NOK 91,1 billion, against NOK 85,1 billion a year earlier.

LENDINGS
The two main areas of the Group — loans to the export industries and loans to the local government sector — are roughly the same size. The strategy is to maintain and develop these two key areas of activity also in the period ahead. Of total new loans in 2002, export-related activities accounted for NOK 7.4 billion and the local government sector NOK 8.6 billion. By the end of the year, total lendings amounted to NOK 51.2 billion, which is in line with 2001. Loans to the export industries accounted for NOK 23.1 billion and the local government sector NOK 28.1 billion.

FUNDING
Instability characterized the capital markets in 2002. As a result, investors turned towards borrowers with a hich credit rating, including Eksportfinans. During the year, the institution issued long-term bonds for a total of USD 2.4 billion, while the corresponding figure in 2001 was USD 1.9 billion. The funding margins turned out to be better than anticipated for 2002.

Further information about Eksportfinans is available on www.eksportfinans.no

Contact persons:	Tor F. Johansen, President and CEO, tfj@eksportfinans.no Elise Lindbaek, Head of Information, el@eksportfinans.no
Telephone:	+47 2201 2201

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